UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2018

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2018 Annual Meeting of Limited Partners and Proxy Statement of Navios Maritime Partners L.P., dated November 6, 2018, for the 2018 Annual Meeting of Limited Partners to be held on Thursday, December 6, 2018.

November 6, 2018

Dear Unitholder,

We cordially invite you to attend our 2018 annual meeting of unitholders to be held at 10:30 a.m., local time, on Thursday, December 6, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Partners L.P. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME PARTNERS L.P.

NOTICE OF 2018 ANNUAL MEETING OF LIMITED PARTNERS

November 6, 2018

TIME:    10:30 a.m., local time

DATE:    Thursday, December 6, 2018

PLACE:    Offices of Navios Maritime Partners L.P., Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect two Class I directors to serve until the 2021 Annual Meeting of Limited Partners (“Proposal One”).

2.	To elect one Class II director to serve until the 2019 Annual Meeting of Limited Partners (“Proposal Two”).

3.	To elect one Class III director to serve until the 2020 Annual Meeting of Limited Partners (“Proposal Three”).

4.	To ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for our current fiscal year ending December 31, 2018 (“Proposal Four”).

5.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

The Board of Directors has fixed the close of business on Friday, November 2, 2018 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the annual meeting or any adjournment thereof. A list of common unit holders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME PARTNERS L.P.

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE, MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME PARTNERS L.P.

2018 ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON THURSDAY, DECEMBER 6, 2018

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Partners L.P.’s Board of Directors is soliciting your proxy to vote at the 2018 annual meeting of Limited Partners and any adjournments of the meeting to be held at 10:30 a.m., local time, on Thursday, December 6, 2018, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Limited Partners summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 6, 2018, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all Limited Partners entitled to vote at the meeting. You can find a copy of our 2017 Annual Report on Form 20-F on the Internet through our website at www.navios-mlp.com or the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

On November 2, 2018, we had outstanding 167,589,764 common units and 3,420,203 general partner units. Each Limited Partner of record at the close of business on November 2, 2018 is entitled to vote. One or more Limited Partners holding at least a majority of the total voting rights represented in person or by proxy at the annual meeting shall be a quorum for the purposes of the annual meeting. The common units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by us prior to the close of voting at the annual meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The common units are listed on the New York Stock Exchange under the symbol “NMM.”

You do not need to attend the annual meeting to vote your common units. Common units represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A Limited Partner may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any Limited Partner who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common unit of Navios Maritime Partners L.P. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your common units are registered directly in your name through our transfer agent, Continental Stock Transfer & Trust Company, or you have physical certificates, you may vote:

•

By mail.    Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your common units voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your units are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your common units and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your common units.

•

In person at the meeting.    Contact the broker or other nominee who holds your common units to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate unitholders’ identities, to allow unitholders to vote their units, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominees for Class I directors;

•	“FOR” the election of the nominee for Class II director;

•	“FOR” the election of the nominee for Class III director; and

•	“FOR” ratification of the selection of independent registered public accounting firm for our current fiscal year ending December 31, 2018.

If any other matter is presented, the proxy card provides that your common units will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Partners L.P.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

In accordance with the terms of our Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), our Board of Directors consists of seven members; three of the members were appointed by our general partner at our first annual meeting following our initial public offering and four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner or until his or her successor is duly appointed. The Class I directors’ terms are set to expire at our 2018 Annual Meeting.

The Class I elected directors are elected by holders of our common units. Accordingly, the nominees for election as Class I directors to our Board of Directors are:

•	Lampros Theodorou, for election as a director whose term would expire at the 2021 Annual Meeting.

•	Kunihide Akizawa, for election as a director whose term would expire at the 2021 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominees. It is expected that such nominees will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for election to our Board of Directors is set forth below:

Name	Age	Position
Lampros Theodorou	71	Class I Director
Kunihide Akizawa	58	Class I Director

Mr. Theodorou was appointed to our Board of Directors in June 2016. Mr. Theodorou founded Garnet & Associates Inc. in 2014 and has been a director since. He has extensive experience in the shipping and banking sectors. For almost 20 years, Mr. Theodorou worked at EFG Eurobank S.A., most recently as Deputy General Manager and head of the Shipping Unit. Mr. Theodorou served as a non-executive director of Paragon Shipping Inc. from May 2015 to April 2016. Mr. Theodorou earned a bachelor’s degree in Business Administration from the University of Piraeus and a master’s degree in Business Operations from the University of Arkansas. Mr. Theodorou also serves on our Audit Committee and is an independent director.

Mr. Akizawa was appointed to our Board of Directors in July 2018. Mr. Akizawa has over 35 years of experience in shipping and logistics. Mr. Akizawa started his shipping career in 1982 in Japan with Mitsui O.S.K. Lines, Ltd. He worked in the accounting department, the export department focusing on the Red Sea and Mediterranean areas, the bulk department, and as chartering manager of Skaarup Shipping International Corporation, which was a joint-venture company with Mitsui O.S.K. Lines, Ltd. In 1995, Mr. Akizawa joined ITOCHU Corporation in the logistics division. In 2011, he became President of MarineNet, a subsidiary of ITOCHU Corporation as well as five other major Japanese trading houses. In 2016, he was appointed as President of IMECS Co., Ltd, the ship-owning arm of ITOCHU and full subsidiary, and currently serves in that role. Mr. Akizawa is a graduate of Gakushuin University, Tokyo with a B.A. degree in economics. Mr. Akizawa is an independent board member.

Required vote.   Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.   Abstentions will not affect the vote on Proposal One. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED CLASS I DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

ELECTION OF CLASS II DIRECTOR

In accordance with the terms of our Partnership Agreement, our Board of Directors consists of seven members; three of the members were appointed by our general partner at our first annual meeting following our initial public offering and four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner or until his or her successor is duly appointed. The Class II director’s term was set to expire at our 2016 Annual Meeting, which was originally scheduled for December 15, 2016, but no business was conducted at the meeting due to a lack of quorum.

The Class II elected director is elected by holders of our common units. Accordingly, Orthodoxia Zisimatou is the nominee for election as a Class II director to our Board of Directors, whose term will expire at our 2019 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for election to our Board of Directors is set forth below:

Name	Age	Position
Orthodoxia Zisimatou	55	Class II Director

Mrs. Zisimatou was appointed to our Board of Directors in June 2017. She is a lawyer by training, and has been focused on the maritime sectors since she became a member of the Athens Bar in 1988. She is currently Secretary General of the Union of Piraeus Shipping Lawyers. Mrs. Zisimatou is a Member of the Permanent Committee of Maritime Policy, Security and Protection of Environment of the Hellenic Chamber of Shipping, Member of the Legal Committee of the Hellenic Chamber of Shipping and Maritime Arbitrator of the Hellenic Chamber of Shipping. Mrs. Zisimatou earned a bachelor’s degree in Law from the faculty of Law of the University of Athens. Mrs. Zisimatou also serves on our Audit Committee and is an independent director.

Required vote.    Approval of Proposal Two will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will not affect the vote on Proposal Two. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED CLASS II DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

ELECTION OF CLASS III DIRECTOR

In accordance with the terms of our Partnership Agreement, our Board of Directors consists of seven members; three of the members were appointed by our general partner at our first annual meeting following our initial public offering and four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner or until his or her successor is duly appointed. The Class III director’s term was set to expire at our 2017 Annual Meeting, which was originally scheduled for October 27, 2017, but no business was conducted at the meeting due to a lack of quorum.

The Class III elected director is elected by holders of our common units. Accordingly, Serafeim Kriempardis is the nominee for election as a Class III director to our Board of Directors, whose term will expire at our 2020 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for election to our Board of Directors is set forth below:

Name	Age	Position
Serafeim Kriempardis	70	Class III Director

Serafeim Kriempardis was appointed to our Board of Directors in December 2009. Mr. Kriempardis previously served as the Head of Shipping at Piraeus Bank from 2007 to 2009 and as the Head of Shipping at Emporiki Bank of Greece from 1999 to 2007. Prior to serving as Head of Shipping at Emporiki Bank, Mr. Kriempardis served in the Project Finance and Corporate and Feasibility departments of the bank. Mr. Kriempardis is an accountant by training and holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a Diploma in Management from the McGill University of Canada. Mr. Kriempardis also serves on our Audit Committee and is an independent director.

Required vote.    Approval of Proposal Three will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will not affect the vote on Proposal Three. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED CLASS III DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2018. The Board of Directors proposes that holders of common units ratify this appointment. PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2017.

PricewaterhouseCoopers S.A. has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us since our inception other than in its capacity as our independent auditors.

All services rendered by PricewaterhouseCoopers S.A. are subject to review by our Audit Committee.

We are not required to obtain the approval of our Limited Partners to select our independent registered public accounting firm. In the event the holders of common units do not ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm, the Audit Committee will reconsider its appointment for future audits.

Required vote.     Approval of Proposal Four will require the affirmative vote of a majority of votes present or represented by proxy and entitled to vote at the annual meeting.

Effect of abstentions and broker non-votes.     Abstentions will be treated as votes against Proposal Four. Brokerage firms have authority to vote customers’ unvoted units held by the firms in street name on Proposal Four. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A UNITHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

November 6, 2018

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. NAVIOS MARITIME Proxy For 2018 Annual PARTNERS L.P. Meeting of Limited Partners December 6, 2018 10:30 A.M. Local Time Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY Please mark your votes X THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 1, 2, 3 AND 4. like this IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD 3. Election of one Class III Director (or if any nominee OF DIRECTORS’ RECOMMENDATIONS, JUST SIGN BELOW. is not available for election, such substitute as the YOU NEED NOT MARK ANY BOXES. Board of Directors may designate): Proposal to elect Serafeim Kriempardis as a Class III Director of the Company, whose term will expire 1. Election of Class I Directors (or if any nominee is not in 2020. WITHHOLD available for election, such substitute as the Board FOR VOTE of Directors may designate): (1) Serafeim Kriempardis Proposal to elect Lampros Theodorou and Kunihide Akizawa as Class I Directors of the Company, FOR AGAINST ABSTAIN 4. Proposal to ratify the appointment of whose terms will expire in 2021. WITHHOLD PricewaterhouseCoopers S.A. as the FOR VOTE (1) Lampros Theodorou Company’s independent registered public accounting firm for the fiscal year ending (2) Kunihide Akizawa December 31, 2018. 2. Election of one Class II Director (or if any nominee IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO is not available for election, such substitute as the VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY Board of Directors may designate): COME BEFORE THE MEETING OR ANY ADJOURNMENTS Proposal to elect Orthodoxia Zisimatou as a Class OF THE MEETING. II Director of the Company, whose term will expire in 2019. WITHHOLD CONTROL NUMBER FOR VOTE (1) Orthodoxia Zisimatou Signature Signature Date, 2018. Note: Please sign exactly as name appears hereon. When units are held by Joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS NAVIOS MARITIME PARTNERS L.P. The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement, dated November 6, 2018, in connection with the 2018 Annual Meeting of Limited Partners to be held at 10:30 a.m., local time, on Thursday, December 6, 2018 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all the common units of Navios Maritime Partner L.P. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2018 Annual Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy. THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE CLASS I DIRECTORS, FOR THE ELECTION OF THE CLASS II DIRECTOR, FOR THE ELECTION OF THE CLASS III DIRECTOR, AND FOR PROPOSAL 4. (Continued, and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

Date: November 6, 2018	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer